

Mail Stop 4631

March 17, 2016

Via E-mail
Mr. Martin P. Connor
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **Re: Toll Brothers, Inc.**
> **Form 10-K**
> **Filed December 21, 2015**
> **File No. 1-9186**

Dear Mr. Connor:

We have reviewed your filing and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2015

Management's Discussion and Analysis, page 22

Fiscal 2015 Compared to Fiscal 2014, page 39

Homebuilding – North and Mid-Atlantic, page 39

1. The table on page 26 indicates that most of the inventory impairment charges in fiscal 2015 related to land owned for future communities and operating communities. We also note from page F-48 that most of the aggregate charge of $35.7 million was attributed to the North and Mid-Atlantic segments. Please expand your segment discussion and analysis to adequately describe the relevant facts and circumstances surrounding each material component of the charge, including changes in your underlying assumptions. Refer to Sections 501.04 and 501.12.b.4 of the FRC.

<u>Note 7. Accrued Expenses, page F-29</u>

2. We note your disclosures regarding the stucco-related claims. With reference to the $54 million and $80.3 million estimate of your potential liability for known and unknown claims as of the end of fiscal years 2014 and 2015, respectively, please address the following comments:

   - Clarify whether or not your estimated charges are net of expected recoveries from your outside insurance carriers. In this regard, indicate whether you have recorded receivables for these expected recoveries and, if so, your basis for this recognition;

   - Support your use of previously recognized warranty and self-insurance accruals to cover your potential liabilities for these claims. In this regard, it appears that as of the end of fiscal year 2014, your $54 million of potential claims represented 62.3% of your accrual for expected warranty cost accrual at the end of fiscal year 2014 and 93.1% of your accrual at the end of fiscal year 2015. Tell us how your accrual for expected warranty costs are sufficient for all your expected warranty costs at the end of each fiscal year; and

   - You indicate that you do not believe that any resolution of your stucco-related and construction claims in excess of the amounts currently accrued would be material to your financial condition. Please tell us supplementally and expand your disclosure to assess materiality as it relates to your results of operations and liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pam Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction